Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

ZEN Graphene Solutions Ltd. (the "Company")
210 - 1205 Amber Drive
Thunder Bay, ON P7B 6M4

Item 2	Date of Material Change

November 30, 2020

Item 3	News Release

The news release was disseminated on November 30, 2020.

Item 4	Summary of Material Change

Item 5	Full Description of Material Change

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) of National Instrument 51-102 is being relied upon.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Francis Dubé
Chief Executive Officer
Tel: +1 (844) -730-9822

Cell: +1 (289) 821-2820
Email: drfdube@zengraphene.com

DATED:	November 30, 2020

Schedule "A"

ZEN Graphene Solutions Ltd. Signs Graphene Oxide Purchase Agreement

Guelph, ON - November 30, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OTC:ZENYF) is pleased to announce it has purchased, for immediate delivery, approximately 200 kg of Graphene Oxide (GO), a key ingredient in the manufacturing of ZEN's patent-pending graphene based viricidal coating. Furthermore, the company has negotiated terms to purchase additional GO by the tonne commencing in January 2021. This Purchase Agreement (PA) will permit ZEN to fulfill its obligations under the previously announced binding letter of intent signed with Trebor Rx Corp., and will also provide additional supply capacity for ZEN's viricidal coating in the PPE and HVAC filtration markets.

Given the numerous expressions of interest for ZEN's viricidal coating, management decided to source GO from third party suppliers. ZEN evaluated five GO samples from five different companies for quality, price, suitability as an input for the viricidal coating, and the ability to promptly deliver significant quantities of GO. After a rigorous quality control process, ZEN has identified the best supplier for GO for its viricidal coating and executed this PA.

The GO PA will bridge ZEN for its commercial obligations and future opportunities for its patent-pending graphene-based viricidal coating until its vertically integrated supply chain is fully permitted. ZEN continues to work closely with ERM Consultants Canada Ltd. to apply for these necessary permits to enable the production of purified Albany PureTM graphite, GO, and its viricidal coating at its new 1123 York Road, Guelph manufacturing facility.

ZEN CEO, Dr. Francis Dubé, commented, "This purchase agreement positions us very well to scale up rapidly into the robust demand we see for our viricidal coating. We will continue discussions with interested PPE and HVAC manufacturers knowing we now have significant capacity to fulfill the demand by establishing this interim GO PA solution."

Financial Update:

The company also wishes to announce it has received $655,027.60 in warrant exercise since our last financial report dated September 30, 2020, and has another $2,594,426.50 of potential warrant exercise, $2,160,676.10 of which is subject to an acceleration clause as the stock has traded over $1.00 for the required minimum of 10 days. The company has no plans to accelerate those warrants at this time as it continues to see warrants being exercised voluntarily. The company is well funded, with over $2.5 million currently on its balance sheet with no outstanding debt.

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% viricidal activity against COVID- 19.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.